Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No. 001-38947
Date: October 19, 2020

     Investor Presentation  October 2020

 Disclaimers  1  This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Factor Systems, Inc. (d/b/a Billtrust) (“Billtrust”) and South Mountain Merger Corp. (“South Mountain”) and related transactions (the “Transactions”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Billtrust nor South Mountain has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Billtrust or the Transactions. Viewers of this presentation should each make their own evaluation of Billtrust and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.Forward-Looking StatementsThis presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits and the commercial attractiveness to its customers of Billtrust’s products and services, the potential success of Billtrust’s marketing and expansion strategies, the growth of demand on Billtrust’s platform and the expansion of Billtrust’s customers’ utilization of its services, potential benefits of the Transactions (including with respect to shareholder value), and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Billtrust’s and South Mountain’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Billtrust and South Mountain. These forward-looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s services; market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of South Mountain or Billtrust is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial and operating information with respect to Billtrust; risks related to future market adoption of Billtrust's offerings; risks related to Billtrust's marketing and growth strategies; the effects of competition on Billtrust’s future business; the amount of redemption requests made by South Mountain’s public stockholders; the ability of South Mountain or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in South Mountain’s final prospectus filed on June 21, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in each case, under the heading “Risk Factors,” and other documents of South Mountain filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or any of South Mountain’s or Billtrust’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither South Mountain nor Billtrust presently know or that South Mountain and Billtrust currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect South Mountain’s and Billtrust’s expectations, plans or forecasts of future events and views as of the date of this presentation. South Mountain and Billtrust anticipate that subsequent events and developments will cause South Mountain’s and Billtrust’s assessments to change. However, while South Mountain and Billtrust may elect to update these forward-looking statements at some point in the future, South Mountain and Billtrust specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing South Mountain’s and Billtrust’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.Use of ProjectionsThis presentation contains projected financial information with respect to Billtrust, namely GAAP total revenue, non-GAAP net revenue, GAAP gross profit, non-GAAP gross margin and non-GAAP net revenue split for 2020, 2021, 2022, and the financial information included in Billtrust’s long-term target operating model. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward- Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither of the independent registered public accounting firms of Billtrust or South Mountain have audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation.Financial Information; Non-GAAP Financial MeasuresThe financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Billtrust is in the process of completing its Public Company Accounting Oversight Board (“PCAOB”) audits for the fiscal years ended December 31, 2017, 2018 and 2019 and the review procedures for the six months ended June 30, 2019 and June 30, 2020, respectively, and, therefore, all of Billtrust’s historical financial information included in the presentation is preliminary and subject to change. Billtrust’s independent registered public accounting firm, BDO USA, has not audited or reviewed, and does not express an opinion with respect to, any of the financial information or data included in this presentation. The financial information included in this presentation is not a comprehensive statement of Billtrust’s financial results for the periods shown, and Billtrust’s actual results may differ materially from the financial information included in this presentation due to the completion of Billtrust’s financial closing procedures, final adjustments, completion of the audits and review of Billtrust’s financial statements referenced above and other developments that may arise between now and the time those audits and review are completed. Accordingly, the financial information and data contained in this presentation may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by South Mountain with the SEC.

 Disclaimers (cont’d)  2  Further, some of the financial information and data contained in this presentation, such as non-GAAP net revenue, non-GAAP gross margin, EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, free cash flow, free cash flow margin, net recurring revenue percentage, and the financial information included in Billtrust’s long-term target operating model, have not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Non-GAAP net revenue is defined as total revenue less revenue from out-of-pocket expense reimbursements. Non-GAAP gross margin is defined as GAAP gross profit divided by non-GAAP net revenue. EBITDA is defined as net profit/(loss) plus depreciation and amortization expenses, income tax expense/(benefit) and other expense/(income). EBITDA margin is defined as EBITDA divided by non-GAAP net revenue. Adjusted EBITDA is defined as net profit/(loss) plus depreciation and amortization expenses, income tax expense/(benefit), other expense/(income), stock-based compensation expense, severance costs and acquisition and integration costs and other onetime costs associated with the merger transaction. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by non-GAAP net revenue. Free cash flow is defined as net cash flows from operating activities less capitalized expenditures and capitalized software development costs. Free cash flow margin is defined as free cash flow divided by non-GAAP net revenue. Net recurring revenue percentage is defined as subscription and transaction fees divided by non-GAAP net revenue.South Mountain and Billtrust believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Billtrust’s financial condition and results of operations. South Mountain and Billtrust believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating actual and projected operating results and trends in and in comparing Billtrust’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Neither South Mountain nor Billtrust considers these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and other amounts that are required by GAAP to be recorded in Billtrust’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and other amounts are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, Billtrust presents non- GAAP financial measures in connection with GAAP results. Billtrust is not providing a reconciliation of its projected non-GAAP net revenue split for full years 2020, 2021, 2022 or the financial information included in Billtrust’s long-term target operating model to the most directly comparable measure prepared in accordance with GAAP because Billtrust is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the anticipated expense related to such projections, which is variable. You should review Billtrust’s audited financial statements, which will be included in the registration statement relating to the proposed business combination.IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND ITThis communication is being made in respect of the proposed business combination involving South Mountain and Billtrust. South Mountain intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of South Mountain, a consent solicitation statement of Billtrust and a prospectus of South Mountain, and South Mountain will file other documents regarding the proposed Transactions with the SEC. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of South Mountain and Billtrust, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of South Mountain and Billtrust are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transactions. The documents filed by South Mountain with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by South Mountain may be obtained free of charge from South Mountain at www.SMMergerCorp. Alternatively, these documents, when available, can be obtained free of charge from South Mountain upon written request to South Mountain Merger Corp., 767 Fifth Avenue, 9th Floor, New York, New York 10153, Attn: Secretary, or by calling (646) 446-2700.South Mountain, Billtrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of South Mountain, in favor of the approval of the Transactions. Information regarding South Mountain’s directors and executive officers is contained in South Mountain’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 20, 2020, and its Current Report on Form 8-K, which was filed with the SEC on June 29, 2020. Additional information regarding the interests of those participants, the directors and executive officers of Billtrust and other persons who may be deemed participants in the Transactions may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.No Offer or SolicitationThis presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.TrademarksThis presentation contains trademarks, service marks, trade names and copyrights of Billtrust, South Mountain and other companies, which are the property of their respective owners.

     3                  $10.25  $5.15  $3.50  $18.90  Total Return  South Mountain overview  SMMC Management Team Led CardConnect to SuccessReturns Since FinTech Acquisition Corp Announced the Acquisition of CardConnect    +~85%Total Return  CCN Outperformed the S&P 500 by +30% over ~1 year  Who we are and what we offer  Unit Value @ Merger Total Stock Price Appreciation(1)Announcement (3/7/2016)CardConnect stock price performance  Indexed Share Price Performance  ¹ Stock price appreciation from 03/07/2016 merger announcement to First Data’s offer price of $15/share2 Warrant price appreciation from 03/07/2016 merger announcement to First Data’s acquisition. Assumes $3.90 acquisition warrant price        80  100  120  140  160  180%  Mar 16  May 16  Aug 16  Nov 16  Apr 17  Jun 17    CCN    Jan 17S&P 500  20.4%  52.5%    Total Warrant Price Appreciation (2)  Extensive public company experience at CardConnect and First Data  Anchor investors and significant portion of committed capital from long-term investors  Execution and structuring capability within the Financial Technology sector  $250mm equity capitalraised in June 2019 via a listing on the Nasdaq  Strong track record of identifying and sourcing transactions with proven playbook of value creation  Proprietary sourcing channels and leading industry relationships with strategic corporates and financial sponsors

Transaction summary

Billtrust team



Flint Lane
Founder & CEO



Steve Pinado
President



Mark Shifke
CFO

South Mountain Merger Corp. team



Chuck Bernicker
CEO, President, Director



Nick Dermatas
CFO

Transactions Details

Overview	• South Mountain Merger Corp. (NASDAQ: SMMC.U) is a publicly-listed special purpose acquisition company with $250mm in cash • $200mm PIPE is being raised in support of the transaction
Valuation	• Pro forma enterprise value of $1,293mm, which equates to 10.5x 2021E revenue of $123mm
Capital Structure	• $200mm of pro forma cash held on the balance sheet
Ownership	• 68% existing shareholders; 19% SPAC IPO and founder shares; 13% PIPE investors
Closing Cash Conditions	• $225mm of which $200mm has been committed via the PIPE and an incremental $22mm has been committed in the form of a non-redemption commitment from an institutional shareholder
Anticipated Timing	• Transaction announcement October 19th and closing after SEC review process and receipt of approval by stockholders of SMMC and Billtrust billtrust

4

billtrust

We are a leader in the digital transformation of accounts receivable and the future of B2B Payments

1,800+
Customers

$1 trillion+[(1)]
Invoice dollars processed

$49 billion+
Total payment volume

$105 million
2020E Net revenue

19%
2020-2022E Net revenue CAGR

~93%
2019 Net recurring revenue percentage

100%+
Net dollar retention

69%
2020E non-GAAP gross margin

Note: Data as of LTM 06/30/2020; All financial metrics presented here, including net revenue, net recurring revenue percentage, net revenue CAGR and non-GAAP gross margin, are presented on a non-GAAP basis. See the Appendix to this presentation for a reconciliation to the GAAP equivalent measure. The historical financial information presented is preliminary and subject to adjustment as Billtrust is in the process of completing its audit procedures for prior periods.
[1] This calculation aggregates data elements across our modules that may not be unique billtrust
5

   Founder-led, visionary management team  Flint LaneFounder & CEO          Steve PinadoPresident  Mark ShifkeCFO  Previous experience                          6

Billtrust's equity story

- ***Huge TAM*** with ***strong tailwinds in B2B commerce*** and electronic billing and payments
- ***Proprietary platform*** combining ***cloud-based software*** and ***integrated payments*** capabilities
- ***Comprehensive, end-to-end B2B commerce solutions*** *across the value chain*
- ***Loyal customer base*** with high retention rates across ***diverse industry verticals***
- ***Extensive distribution network*** with tremendous opportunity to scale and ***monetize payments***
- ***Founder-led*** and ***visionary management team***
- ***Strong revenue growth*** with ***high revenue visibility*** and ***expanding margins***

billtrust 7

Huge market with strong tailwinds in B2B commerce and payments

280+ billion
Global invoices[1]

22%+
Mid-term growth in global B2B e-invoicing market[2]

$120+ trillion
Global commercial payments[3]

50%+ of B2B payments are still made by paper check,[(4)] but COVID-19 has accelerated the shift to digital

[1] Billentis E-Invoicing / E-Billing Digitisation & Automation report, September 2019; Represents business (B2B/G2B) invoices
[2] 2019-2024 CAGR based on Technavio report, February 2020
[3] Visa Investor Day presentation, February 2020
[4] Mastercard Business Payments 2022 Report, 2018

billtrust 8

           Conventional AR/AP processes are outdated, inefficient, manual, and largely paper-based                                                                                                                                                                          Request line of credit  Order enablement  Present invoice  Apply funds and update ERP  Process application and provide credit  Place an order  Pay invoice  Collect outstanding payments  4          6        8          7        2        3          5        1                                                                                                      9

 AR is ripe for digital transformation    Payments  ERPs have little to no Electronic Invoice Presentment and Payment (EIPP)capabilities    Ordering  B2B ordering is complex with disparate needs across verticals    Cash App  Once payments are received, applying cash is incredibly time consuming and expensive    Credit  B2B companies sell on credit, and evaluating credit risk on an ongoing basis is difficult    Collections  When customersdon’t pay in a timely fashion,how do you follow upeffectively?    Invoicing  Paper invoicing is still widespread and customers struggle to convince their customers to move to electronic                Opportunity to drive efficiencies and monetize payments along the process  10

 The status quo: massive manual lift and a myriad of legacy solutions to send invoices and process payments                                  SUPPLIER    ERP  BANK      BUYER    ERP    BANK                  Payments  Email/Phone  Epayables  ACH  Credit card  Paper check            Email / Online  11  Print  Fax  A/P Portal  Invoices

 Powerful, proprietary technology platform combining cloud-based software and integrated payments capabilities                Payments  Invoices  Email/Phone  Epayables  ACH  Credit card  Paper check  Email / Online  Print  Fax  A/P Portal      SUPPLIER  BUYER      ERP  ERP                                        BANK      BANK            12

 The industry also needs a B2B payments platform to connect buyers and suppliers        their remittances?  “What are these payments truly costing us?                                                    Our customer                  “Why are these customers paying late?  “How will we process  “Should we participate in these programs?  “  “  “  “      13

Billtrust Business Payments Network is the Venmo for B2B


billtrust
Supplier ERP
One billing file out from ERP
BPN
Powered by Billtrust
One payments file into ERP
Buyer ERP
JPMorganChase
VISA
Commerce Bank
M&T Bank
Banks & AP systems
avidxchange
COMDATA
Payment Innovation
FIS
Finexio
Process starts over with next purchase

Business Payments Network ("BPN")

- *Connected platform for suppliers, buyers, and financial institutions*
- *Online directory with full view of participating suppliers and payment acceptance preferences*
- *Complex financial / payment data and streamlined reconciliation*
- *Suppliers receive homogenized remittance information to apply to their ERP system*

billtrust
14

There is a new generation of companies focused on B2B automation

	billtrust	Bill.com	coupa
Focus	**AR automation**	AR / AP automation	Procurement
End market	**Enterprise / mid-market**	SMBs	Enterprise
Integrated payments	**Yes**	Yes	Early days
Total payment volume	**$49bn+**	$96bn+	N/A
Customers	**1,800+**	98,000+	1,400+
Employees	**558**	618	1,693

Note: Billtrust data as of LTM 06/30/2020; Bill.com and Coupa data as of latest company filings and investor presentations billtrust

15

     Automated credit application, decisioning, and management  eCommerce marketplace with configurable web stores  Accept and manage payments and remittances in nearly any format  Reduce overdue receivables, bad debt, and write-offs  Comprehensive, end-to-end B2B commerce solutions across the value chain                      Streamlined and simplified invoice delivery and presentment        Payment acceptance flexibility    Multiple payment modalities    Embedded remittance    Process optimization    Financial ecosystem integrator / connector  16

 Why we win in the market                                  We deploy great software  We have extensive ecosystem integrations  Enabling frictionless money movement  Generating high customer ROI                100%+Net dollar retention  50+NPS score  160AP integrations    Note: Data as of LTM 06/30/2020  18

Loyal customers across diverse industry verticals

Tech	Healthcare	Industrial	Construction	CPG
4 of the 5 Largest IT distributors	**4 of the 10** Largest medical suppliers	**4 of the 10** Largest equipment dealers	**8 of the 10** Largest building material suppliers	**3 of the 10** Largest food distributors
		6 of the 10 Largest Less-than-truckload carriers		

Top 10 customers contribute ~18% of total net revenue

Note: Data as of LTM 06/30/2020

billtrust
18

Case studies

	Global leader in performance-driven golf products	Global storage and information management solutions provider
Problem	*Outdated ACH* *Issue-prone online payment portal* *Time consuming process* *Low customer satisfaction*	*Internal teams burdened by 760,000 mail invoices a month* *Time consuming process* *Manual process*
Results	***20-hour*** *Reduction in daily cash application* ***99.5%*** *Match rate achieved for ACH* ***20%+*** *Annual growth in electronic payments*	***71%*** *ePresentment achieved* ***33K*** *Customers converted to eInvoicing in 1 year* ***800K+*** *Invoices emailed per month*

billtrust
19

Billtrust go-to-market strategy

	Mid-market	Enterprise
New logo	**Marketing** Broad reach, campaign, and content-driven **Sales** Direct, channel	**Marketing** Targeted ABM **Sales** Direct, channel
Existing customer	**Marketing** Account coverage, targeted campaign and content **Sales** Direct	

- ✓ Large and growing market with whitespace opportunity
- ✓ Disciplined sales and marketing approach
- ✓ Strong growth within existing customer base
- ✓ Cost effective customer acquisition strategy

billtrust
20

 Multiple avenues for future growth  Direct salesWin new logos and cross-sell / up-sell in the enterprise market  Business Payments Network Scale the Business Payments Network and cross-sell other solutions  Channel distribution Further penetrate the mid-market  New geographical markets Global expansion                              Strategic M&A Acquire attractive, accretive businesses (new solutions, new verticals)                    Monetize payments Increase volume of payments processed  22

Tremendous opportunity to monetize payments


$120 trillion (1)
$1 trillion+ (2)
$49 billion+ (3)
Total payment volume
Invoice dollars processed(3)
Total payment volume
billtrust
billtrust

$120T of B2B payments [1] between companies annually

$1T+ invoice dollars processed [2] and currently monetizing only $49bn+ [3] of payments

Overall payment volume is growing 36% year over year on Billtrust's platform [3]

billtrust

[1] Visa Investor Day presentation, February 2020
[2] This calculation aggregates data elements across our modules that may not be unique
[3] Data as at LTM 06/30/2020

22

23        Business Payments Network by the numbers  LTM(2)  ~$170mm  $2bn+    Payments processed  ~70K  955K    Transactions processed  15+Network payablespartners  234%Revenue growth YoY(2)  2017    1 September 2020 annualized2 As of LTM 6/30/2020  Today(1)  $5bn+  ~1,600K

                   Opportunity to expand into large, new markets with compatible trends                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                  280+ billion global invoice volume(1)          International capabilities                            Invoicedelivery abroad  25  Multiple currencies  Multiple languages  Regulatory compliance  ¹ Billentis E-Invoicing / E-Billing Digitisation & Automation report, September 2019; Represents business (B2B/G2B) invoices

 How Billtrust makes money  Contracted recurring revenue for software generated from tiered subscription pricing models on evergreen contracts    SUBSCRIPTION  Per transaction recurring processing fees based on electronic bills delivered and bills/pages stored via our software platform, or the number of printed envelopes, on evergreen contracts    TRANSACTIONINVOICING  Customers are charged a percentage of payment volume processed or per item processing fees at contracted rates based on number of payments, invoices paid, or files sent    TRANSACTIONPAYMENTS  Professional fees generated from implementations and consulting    SERVICES              26

         6,780  9,371  13,034  2017  2018  2019      183  215  243  2017  2018  2019  Strong underlying operating metrics driving top-line growth  Number of eBills presented (mm)  Card payment volume ($mm)                          23,479  31,402  43,931  2017  2018  2019          Total payment volume ($mm)  27

     27                44  54  69  21  21  21  4  5  7  2017  2018  2019  Net revenue ($mm)  Gross profit ($mm)      44  53  64  2017  2018  2019  CAGR    39%    (2%)    25%  69  80  96      Non-GAAP gross margin            67%    67%    63%    Print  Services and other  Software andPayments  1 Net revenue and non-GAAP gross margin are non-GAAP financial measures; see Appendix for a reconciliation to the GAAP equivalent measures. This information is preliminary and is subject to adjustment as Billtrust is in the process of completing its audit procedures for the periods presented.  Rapid growth in Software and Payments revenue with high gross margins(1)

     28        Impact of COVID-19                                                                        15%  12%  7%  4%  3%  3%  1%  0%  0%  (0%)  (0%)  (3%)  (4%)  (5%)  (6%)  (13%)  (21%)                          YoY invoice growth (July 2020)  Year over Year Ratio  YoY invoice growth by industry in July 2020>90% of total July net revenue        YoY bill count ratio – 15 day moving average (existing customer cohort)(1)Covid Impact Swift Recovery    Sept 29, 2020Ratio of 0.95  1.0  0.8  0.6  Mar 2020  Apr 2020  May 2020  Jun 2020  Jul 2020  Aug 2020  Sept 2020  1 Cohort includes 833 active customers who commenced billing prior to January 2019 and remained active as of March 2020

     29            29  35  1H 19  1H 20    (12%)    16%    19%              32  38  11  9  3  3  1H 19  1H 20  45  YoY growth50  Non-GAAP gross margin        69%    65%    Print  Services and other  Software and Payments  Net revenue ($mm)  Gross profit ($mm)  1 Net revenue and non-GAAP gross margin are non-GAAP financial measures; see Appendix for a reconciliation to the GAAP equivalent measures. This information is preliminary and is subject to adjustment as Billtrust is in the process of completing its review procedures for the periods presented.  Update on 1H 2020 financials(1)

     30                80  97  123  19  19  17  6  8  8  2020E  2021E  2022E      73  87  106  2020E  2021E  2022E        CAGR    12%    (3%)    24%  105  123  148  Non-GAAP gross margin            69%      70%    71%  Services and otherPrint  Software andPayments  Net revenue ($mm)  Gross profit ($mm)  1 Net revenue and non-GAAP gross margin are non-GAAP financial measures. See Appendix for a reconciliation to the GAAP equivalent measures.  Financial projections(1)

     31                    21%  7%  71%        2022E revenue split  Print  Services and other  Software and Payments  Continued eAdoption from Print to EIPP  Monetizing BPN Opportunities  Monetizing Payment Opportunities              12%  6%  83%                31%  5%  64%      Estimated favorable shift in revenue mix going forward      Note: May not sum to 100% due to rounding.1 This information is preliminary and is subject to adjustment as Billtrust is in the process of completing its audit procedures for the periods presented.  (1)2019A revenue split  (1)2017A revenue split

     32        Long-term target operating model  Non-GAAP measures  Target % of revenue  Gross Margin  80%+  S&M  25%  R&D  20%  G&A  10%  Adjusted EBITDA  25%+  Note: non-GAAP financial figures exclude stock-based compensation expense and the amortization of acquired intangible assets. The company has not reconciled, any of the non-GAAP measures referenced above to the most comparable GAAP measure in its long-term target non-GAAP operating model because certain items are out of the company's control and/or cannot be reasonably predicted. Accordingly, a reconciliation is not available without unreasonable effort.

   Transaction Overview

     34          $1,01125020031  Total sources $1,493  Transaction overview    Pro forma ownership at close  Existing Billtrust shareholders Cash considerationRetire existing debtCash to balance sheet Founder sharesEstimated fees and expenses  $1,011178452003127  Total uses $1,493    Illustrative Sources ($mm)    Illustrative Uses ($mm)    Pro forma valuation ($mm, except per share data)SMMC share price $10.00  Pro Forma shares outstanding  149.3  Total equity value  $1,493  Cash on balance sheet  $200  Total firm value $1,293    1  Metric  $1,458x  FV / 2021E revenue FV / 2022E revenueFV (incl. earn-out) / 2022E revenue  $123 148148  10.5x8.79.8      1 Includes 6mm shares triggered at $12.50 per share and 6mm shares triggered at $15.00 per share for a total earn-out consideration of $165mm2 Assumes no redemptions by SMMC’s existing shareholders3 Assumes 3.13mm founder shares at $10.00. Additional 0.94mm and 0.94mm founder shares subject to $12.50 and $15.00 earnouts, respectively    Firm value (incl. earn-out)(1) Transaction Multiples    Existing Billtrust shareholders(2)SPAC cash in trustAdditional PIPE equity(3)Founder shares

     35            10.5x  45x  39x  38x  22x  8.7x  35x  31x  26x  18x      FV / 2021E Revenue FV / 2022E Revenue  Attractive initial valuation relative to peers                Financial SaaS(2)  High-growth FinTech(2)              2021E growthrevenue CAGR margin  FV / 2021E revenue / 0.6x  1.9x  1.5x  1.2x  0.9x  2020E – 2022E19%(1)  27%  27%  40%  24%  2021E gross70%(3)  73%  72%  45%  72%  Marketpositioning  Leader in AR automationProprietary platform with integrated paymentsLoyal enterprise customer base  Leader in AP automationSMB customer base  Procurement software solutionsEarly stages of integrated payments  Industry disruptorsMixed revenue models with volume and subscription components  Subscription revenue modelsCloud-based automated solutions        Source: Company materials; FactSet as of 10/16/2020 ¹ CAGR estimate based on non-GAAP net revenue2 Metrics reflect median of peer set3 Estimate based on non-GAAP gross margin

                 Billtrust’s equity storyHuge TAM with strong tailwinds in B2B commerce and electronic billing and paymentsProprietary platform combining cloud-based software and integrated payments capabilitiesComprehensive, end-to-end B2B commerce solutions across thevalue chainDiverse customer base with high retention rates across industry verticals Extensive distribution network with tremendous opportunity to scaleand monetize paymentsFounder-led and visionary management teamStrong revenue growth with high revenue visibility and expanding margins                                                    Questions?  37

       Appendix              38

     38        Peer operating and trading metrics  Sorted by 2021E FV / Revenue            Primary                Source: FactSet as of 10/16/2020 Note: FCF defined as CFO – Capex1 Represents pre-COVID market peak  High-growthFinTech  Financial SaaS        ($bn)   Revenue Revenue growth CY21E margins FV / Revenue CY21E MRQ CY20E CY21E CY22E Gross EBITDA FCF CY21E CY22E   Stock perf. (1)Feb 19 peak  $9.724.3  $0.20.6  33%32%  31%29%  24%26%  31%27%  73%72%  (9%)16%  (16%)12%  45x39x  35x31x  1.9x1.5x  85%78%  Median  33%  30%  25%  29%  73%  4%  (2%)  42x  33x  1.7x  $56.4129.795.6  1.13.49.3  27%97%64%  31%63%56%  43%32%27%  38%48%26%  NM53%37%  56%10%7%  52%8%8%  52x38x 10x  38x26x 8x  1.2x1.2x0.4x  82%96%119%  Median  64%  56%  32%  38%  45%  10%  8%  38x  26x  1.2x  $7.3  $0.2  52%  38%  25%  23%  60%  (3%)  (4%)  32x  26x  1.3x  NA  48.913.15.79.56.3  1.80.60.30.50.4  45%28% NA 26%20%  42%23%19%27%17%  32%23%17%25%19%  30%26%17%28%21%  80%72%58%78%81%  14%1%1%(3%)12%  12%2%(1%)0%9%  28x23x 22x 18x 16x  21x18x 19x 14x 13x  0.9x1.0x1.3xxx  156%75% NA (1%)47%  5.9  0.5  26%  27%  21%  23%  52%  7%  2%  12x  10x  0.6x  10%  Median  27%  27%  23%  23%  72%  1%  2%  22x  18x  0.9x  FV /21E revenue / 21E growth  Firm value

     39        Definitions  Non-GAAP net revenue is defined as total revenue less revenue from out-of-pocket expense reimbursements.Non-GAAP gross margin is defined as GAAP gross profit divided by non-GAAP net revenue.EBITDA is defined as net profit/(loss) plus depreciation and amortization expenses, income tax expense/(benefit) and other expense/(income). EBITDA margin is defined as EBITDA divided by non-GAAP net revenue.Adjusted EBITDA is defined as net profit/(loss) plus depreciation and amortization expenses, income tax expense/(benefit), other expense/(income), stock-based compensation expense, severance costs and acquisition and integration costs and other one time costs associated with the merger transaction.Adjusted EBITDA margin is defined as Adjusted EBITDA divided by non-GAAP net revenue.Free cash flow is defined as net cash flows from operating activities less capitalized expenditures and capitalized software development costs. Free cash flow margin is defined as free cash flow divided by non-GAAP net revenue.Net recurring revenue percentage is defined as subscription and transaction fees divided by non-GAAP net revenue.Net dollar retention rate is calculated by comparing, for a given period, actual recurring revenue (excluding revenue for expense reimbursements such as postage) for all customers who had recurring revenue for all three-months in the corresponding quarter of the prior year, to the same amount from the same customers in the given quarter. The calculation does not include new customers added during the one-year calculation period. This calculation includes additional modules purchased, pricing changes, transaction volume changes and product cancellations during the given period. For periods other than quarters, Billtrust takes the average of the quarters for the stated period.

     40            ($mm), year ending 12/31  2017A  2018A  2019A  2017A-2019A CAGR  2020E  2021E  2022E  2020-2022E CAGR  110  121  136  11%  142  161  183  13%  GAAP Total RevenueLess: Revenue from Out of Pocket Reimbursements  (41)  (41)  (40)  (37)  (37)  (35)  Non-GAAP Net Revenue  69  80  96  18%  105  123  148  19%  GAAP Gross ProfitGAAP Gross Margin (%)  4440%  5344%  6447%  7351%  8754%  10658%  Non-GAAP gross margin (%) (1)  63%  67%  67%  69%  70%  71%  1 The historical information for 2017, 2018, 2019, 1H 2019, and 1H 2020 is preliminary and is subject to adjustment as Billtrust is in the process of completing the audit procedures for the periods presented.  Reconciliation of non-GAAP net revenue and non-GAAP gross margin(1)  ($mm), six months ending 6/30GAAP Total Revenue  1H 2019$65  1H 2020$69  YoY Growth5%  Less: Revenue from Out of Pocket Reimbursements  ($20)  ($19)    Non-GAAP Net Revenue  $45  $50  11%  GAAP Gross Profit  $29  $35    GAAP Gross Margin (%)  45%  50%    Non-GAAP gross margin (%) (1)  65%  69%

     41        ($mm), year ending 12/31Subscription and transaction fees  2019A$89  Services and other  7  Out of Pocket reimbursements  40  GAAP Total Revenue  136  Less: Revenue from Out of Pocket Reimbursements  40  Non-GAAP Net Revenue  96      Net recurring revenue percentage (1) (2)  93%  GAAP recurring revenue percentage (1) (3)  65%  1 The historical information for 2019 is preliminary and is subject to adjustment as Billtrust is in the process of completing the audit procedures for the periods presented.2 Net recurring revenue percentage is calculated as subscription and transaction fees divided by non-GAAP net revenue.3 GAAP recurring revenue percentage is calculated as subscription and transaction fees divided by GAAP total revenue.  Reconciliation of non-GAAP net recurring revenue percentage(1)

 ($mm), year ending 12/31  2017A  2018A  2019A  GAAP Net Profit / (Loss)  (17)  (18)  (23)  Add: Depreciation & Amortization  5  6  6  Add: Other Expense/(Income)  1  1  2  Add: Income Expense/(Tax Benefit)  (1)  0  0  EBITDA  (12)  (11)  (15)  GAAP Net Profit / (Loss)  (17)  (18)  (23)  Add: Depreciation & Amortization  5  6  6  Add: Other Expense/(Income)  1  1  2  Add: Income Expense/(Tax Benefit)  (1)  0  0  Add: Stock compensation  2  2  2  Add: Severance  0  1  1  Add: Acquisition & Integration Costs  1  0  1  Adjusted EBITDA  (10)  (8)  (11)  GAAP Net Cash from Operating Activities  (6)  (6)  (7)  Less: Capex  (2)  (7)  (3)  Less: Capitalized Software  (0)  (1)  (1)  Free Cash Flow  (8)  (14)  (12)  1 The historical information for 2017, 2018 and 2019 is preliminary and is subject to adjustment as Billtrust is in the process of completing the audit procedures for the periods presented.  43  Reconciliation of historical non-GAAP financial metrics(1)

 ($mm), year ending 12/31  2017A  2018A  2019A  2020E  2021E  2022E  Software and Payments  44  54  69  80  97  123  % growth    23%  28%  16%  21%  26%  Print  21  21  21  19  19  17  % growth    (1%)  (2%)  (10%)  (0%)  (6%)  Services and Other  4  5  7  6  8  8  % growth    28%  50%  (8%)  20%  5%  Non-GAAP Net Revenue  69  80  96  105  123  148  % growth    16%  21%  9%  18%  20%  GAAP Gross Profit  44  53  64  73  87  106  % Non-GAAP gross margin  64%  67%  67%  69%  70%  71%  Research & Development  (20)  (24)  (34)        Sales & Marketing  (21)  (22)  (22)        General & Administrative  (16)  (19)  (23)        Total Operating Expenses  (56)  (64)  (80)                      EBITDA  (12)  (11)  (15)        % margin  (18%)  (14%)  (15%)        Adjusted EBITDA  (10)  (8)  (11)        % margin  (14%)  (10%)  (12%)        Free Cash Flow  (8)  (14)  (12)        1 The historical information for 2017, 2018 and 2019 is preliminary and is subject to adjustment as Billtrust is in the process of completing the audit procedures for the periods presented.  44  Summary financials (1)